SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                  GenCorp Inc.
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   3686821006
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
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                          (Date of Event Which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 2 of 6
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    593,000 (see Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,105,100 (see Item 5)
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,105,100 (see Item 5)

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                7.5% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 3 of 6
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                3,512,100 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    593,000 (see Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,105,100 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,105,100 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                7.5% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 4 of 6
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        The Schedule 13D filed on November 15, 2004 by Pirate Capital LLC, a
Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.10 par value (the "Common Stock"), of GenCorp Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 15, 2005, Amendment No. 2 filed on October 31, 2005, Amendment No. 3 filed on December 9, 2005, Amendment No. 4 filed on January 10, 2006 and Amendment No. 5 filed on January 17, 2006, is hereby further amended as set forth below by this Amendment No. 6. The principal executive office of the Issuer is located at Highway 50 & Aerojet Road, Rancho Cordova, California 95670.


ITEM 2.           IDENTITY AND BACKGROUND

         Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

         This statement is filed by the Reporting Persons. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States and has a principal business address at 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. Each of the Reporting Persons is deemed to be the beneficial owner of the shares of Common Stock reported herein (the "Shares"), which Shares are owned, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Mint Master Fund Ltd and Jolly Roger Activist Portfolio Company LTD (collectively, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Common Stock were derived from available capital of the Holders. A total of approximately $70,771,120 was paid to acquire the Common Stock as detailed in Item 5.


Item 4.           PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On January 27, 2006, Jolly Roger Fund LP, for which Pirate Capital LLC acts as the General Partner, sent a letter to the Issuer demanding right under Ohio law to inspect the Issuer's books and records. The purpose of the demand is to enable Jolly Roger Fund LP and its affiliates to communicate with the Issuer's stockholders on matters relating to their interests as stockholders and to facilitate and support a proxy solicitation of the Company's stockholders to, among other things, elect David A. Lorber, Todd R. Snyder and Robert C. Woods to the board of directors of the Issuer. A copy of the demand letter is attached hereto as Exhibit B and incorporated herein by reference.

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 5 of 6
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Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on January 27, 2006, the Reporting Persons beneficially owned 4,105,100 Shares, constituting approximately 7.5% of the shares of Common Stock outstanding. The percentages of shares of Common Stock reported to be beneficially owned by the Reporting Persons are based upon 54,855,474 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2005 as reported in the Issuer's quarterly report filed on Form 10-Q for the quarter ended September 30, 2005.

         (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has dispositive power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas
R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power.

         Accordingly, Pirate Capital LLC has shared voting power with respect to 593,000, or approximately 1.1%, of the shares of Common Stock and shared dispositive power with respect to 4,105,100, or approximately 7.5%, of the shares of Common Stock. Thomas R. Hudson Jr. has sole voting power with respect to 3,512,100, or approximately 6.4%, of the shares of Common Stock, shared voting power with respect to 593,000, or approximately 1.1%, of the shares of Common Stock and shared dispositive power with respect to 4,105,100, or approximately 7.5%, of the shares of Common Stock.

         (c) The following transactions in the Common Stock were effected since the Reporting Persons' most recent filing on Schedule 13D. All of the Shares were purchased by the Holders in open market transactions.

JOLLY ROGER OFFSHORE FUND LTD

Trade Date      Number of Shares        Price
------------   -----------------      --------
2006-01-18           56,400             19.23
2006-01-19           19,200             19.25


JOLLY ROGER FUND LP

Trade Date      Number of Shares        Price
------------   -----------------      --------
2006-01-23           29,700             19.29


JOLLY ROGER ACTIVIST PORTFOLIO COMPANY LTD

Trade Date      Number of Shares        Price
------------   -----------------      --------
2006-01-30          200,000             19.85


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of the Schedule 13D is hereby amended and restated as follows:

        A. Letter to the Issuer dated January 13, 2006 (previously filed)
        B. Letter to the Issuer dated January 27, 2006


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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 6 of 6
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ---------------------------
                                            Thomas R. Hudson Jr.